UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

INSPIRE PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

MONARCH TRANSACTION CORP.
MERCK & CO., INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Richard N. Kender
Senior Vice President, Business Development and Corporate Licensing
Merck & Co., Inc.
One Merck Drive, PO Box 100
Whitehouse Station, NJ 08889-0100
(908) 423-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
David N. Shine, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation *	Amount of Filing Fee**
$481,393,285	$55,889.76

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 83,292,192 outstanding shares of common stock of Inspire; (ii) all restricted stock units with respect to 1,665,719 shares of common stock of Inspire; and (iii) all outstanding options respect to 11,320,746 shares of common stock of Inspire, in each case as of April 1, 2011, the most recent practicable date.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$55,889.76	Filing Party:	Monarch Transaction Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	April 15, 2011

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on April 15, 2011 (as further amended and supplemented, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, each a “Share” and collectively, the “Shares”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (“Inspire”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2011 (which, together with this Amendment and any previous or future amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Monarch Transaction Corp., a Delaware corporation (“Offeror”) and Merck & Co., Inc., a corporation formed under the laws of New Jersey (“Merck”), on April 15, 2011, as amended by this Amendment and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by Inspire on April 15, 2011, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by Inspire stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 5, 2011, by and among Merck, Offeror and Inspire.

Documentation relating to the Offer has been mailed to Inspire stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll−free at (800) 279-6913.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.

The Offer to Purchase and Item 11(a) of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text at the end of the second paragraph of the sub-section captioned “U.S. Antitrust”:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired effective 11:59 p.m. on April 27, 2011.  As a result, the condition of the Offer related to the early expiration or termination of the waiting period under the HSR Act has been satisfied.”

Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end of the sub-section captioned “Legal Proceedings”:

“On April 15, 2011, a purported class action lawsuit was filed against Inspire, the Inspire Board, Merck and Offeror in the Court of Chancery of the State of Delaware, under the caption Maz Aiyub, individually and on behalf of all others similarly situated v. George Abercrombie, et al., Case No. 6381.  The plaintiffs in this case purport to sue on behalf of a class of stockholders of Inspire, and allege that members of the Inspire Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of Inspire to Merck. The complaint also alleges that Inspire, Merck, and Offeror aided and abetted the Inspire Board in the Inspire Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of Inspire and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 15, 2011, a purported class action lawsuit was filed against Inspire, the Inspire Board, Merck and Offeror in the Court of Chancery of the State of Delaware, under the caption Pradeep Bheda, individually and on behalf of all others similarly situated v. George Abercrombie, et al., Case No. 6382. The plaintiffs in this case purport to sue on behalf of a class of stockholders of Inspire, and allege that members of the Inspire Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of Inspire to Merck. The complaint also alleges that Inspire, Merck, and Offeror aided and abetted the Inspire Board in the Inspire Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of Inspire and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages,  and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 20, 2011, plaintiffs amended the complaint originally filed on April 14, 2011, related to a purported class action lawsuit was filed against Inspire, the Inspire Board, Merck and Offeror in the Court of Chancery of the State of Delaware, under the caption Steve Dougherty, On Behalf of Himself and All Others Similarly Situated v. Inspire Pharmaceuticals, Inc., et al., Case No. 6378.  The plaintiffs in this case purport to sue on behalf of a class of stockholders of Inspire, and allege that members of the Inspire Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of Inspire to Merck.  In addition, the amended complaint alleges that the Board breached its fiduciary duty to disclose material information.  The complaint also alleges that Inspire, Merck, and Offeror aided and abetted the Inspire Board in the Inspire Board’s purported breach of their fiduciary duties.  The relief sought includes, among other things, an injunction preventing the proposed sale of Inspire and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 21, 2011, a purported class action lawsuit was filed against Inspire, the Inspire Board, Merck and Offeror in the Court of Chancery of the State of Delaware, under the caption Raymond Chan, on behalf of himself and all others similarly situated v. Inspire Pharmaceuticals, Inc., et al., Case No. 6401. The plaintiffs in this case purport to sue on behalf of a class of stockholders of Inspire, and allege that members of the Inspire Board breached their fiduciary duties to the members of the class by, among other things, failing to maximize shareholder value in connection with the sale of Inspire to Merck. The complaint also alleges that Inspire, Merck, and Offeror aided and abetted the Inspire Board in the Inspire Board’s purported breach of their fiduciary duties. The relief sought includes, among other things, an injunction preventing the proposed sale of Inspire and tender offer, rescission, to the extent already performed, of the Merger Agreement, or granting plaintiffs rescissory damages, and reimbursement of plaintiffs’ costs, including reasonable attorney and expert fees.

On April 25, 2011, Vice Chancellor Parsons of the Court of Chancery of the State of Delaware signed an order consolidating all of the Delaware actions (with the exception of the Luttenberger action, which was filed on April 11, 2011, but which plaintiffs moved to voluntarily dismiss on April 14, 2011) into one action called In re Inspire Shareholders Litig., C.A. 6328-VCP.

 On April 19, 2011, plaintiffs amended the complaint originally filed on April 14, 2011, relating to a purported class action lawsuit filed against Inspire, the Inspire Board, Merck and Offeror in the United States District Court for the Eastern District of North Carolina, under the caption Norris Foster, Noah Alpern and Louis Alpern, individually and on behalf of all others similarly situated v. George Abercrombie, et al., No. 5:11-CV-00180, to include certain federal claims.  In addition to claims alleged in the original complaint filed on April 14, 2011, the plaintiffs in the amended complaint allege the Inspire Board, Inspire, and Merck disseminated false and misleading statements relating to, among other things, the sales process for Inspire in violation of §14(e) of the Exchange Act.  In addition, the amended complaint also alleges certain control person liability under § 20(a) of the Exchange Act against the Inspire Board, Inspire, and Merck.  On April 22, 2011, all defendants filed motions seeking to dismiss the case.  The court has not ruled on this motion.  That same day, plaintiffs in the North Carolina action also filed an emergency motion for expedited discovery and to set a briefing schedule and hearing date for a preliminary injunction hearing.  On April 22, 2011, defendants filed an opposition to that motion.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit (a)(5)(B)	Joint press release issued by Merck and Inspire, dated April 28, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2011	MONARCH TRANSACTION CORP.
	By:	/s/ Katie Fedosz
		Name:	Katie Fedosz
		Title:	Assistant Secretary
Dated: April 28, 2011	MERCK & CO., INC.
	By:	/s/ Katie Fedosz
		Name:	Katie Fedosz
		Title:	Senior Assistant Secretary